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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Jarden Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

471109 10 8

(CUSIP Number)

June 9, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 471109 10 8			Page 2 of 12

1.	Name of Reporting Person: CP5 Principals, L.L.C		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,617,847

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,617,847

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,617,847

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.12%

12.	Type of Reporting Person: 00 (Limited Liability Company)

13G
CUSIP No. 471109 10 8			Page 3 of 12

1.	Name of Reporting Person: Catterton Managing Partner V, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,617,847

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,617,847

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,617,847

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.12%

12.	Type of Reporting Person: 00 (Limited Liability Company)

13G
CUSIP No. 471109 10 8			Page 4 of 12

1.	Name of Reporting Person: Catterton Partners V Management Company, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 13,047

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 13,047

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,047

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): .04%

12.	Type of Reporting Person: 00 (Limited Liability Company)

13G
CUSIP No. 471109 10 8			Page 5 of 12

1.	Name of Reporting Person: Catterton Partners V, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,219,420

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,219,420

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,219,420

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.86%

12.	Type of Reporting Person: PN

13G
CUSIP No. 471109 10 8			Page 6 of 12

1.	Name of Reporting Person: Catterton Partners V Offshore, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 398,427

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 398,427

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 398,427

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.26%

12.	Type of Reporting Person: PN

13G
CUSIP No. 471109 10 8			Page 7 of 12

1.	Name of Reporting Person: Catterton Coinvest I, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 13,047

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 13,047

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,047

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): .04%

12.	Type of Reporting Person: 00 (Limited Liability Company)

Item 1.

(a)	Name of Issuer

Jarden Corporation

(b)	Address of Issuer’s Principal Executive Offices

555 Theodore Fremd Avenue, Rye, New York 10580

Item 2.

(a)	Name of Persons Filing

CP5 Principals, L.L.C. Catterton Managing Partner V, L.L.C. Catterton Partners V Management Company, L.L.C. Catterton Partners V, L.P. Catterton Partners V Offshore, L.P. Catterton Coinvest I, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence

c/o Catterton Partners 599 West Putnam Avenue Greenwich, CT 06830

(c)	Citizenship

Catterton Partners V, L.P. is a Delaware limited partnership. Catterton Partners V Offshore, L.P. is a Cayman Islands limited partnership. CP5 Principals, L.L.C., Catterton Managing Partner V, L.L.C., Catterton Partners V Management Company, L.L.C. and Catterton Coinvest I, L.L.C. are Delaware limited liability companies.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number 471109 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 on Pages 2-7 hereto, is hereby incorporated by reference.

Catterton Partners V, L.P. beneficially owns 1,219,420 shares of Common Stock, which includes 32,478 shares of Series B Convertible Participating Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”) that are convertible into shares of Common Stock within 60 days of the date of the filing event. Catterton Partners V Offshore, L.P. beneficially owns 398,427 shares of Common Stock, which includes 10,611 shares of Series B Preferred Stock that are convertible into shares of Common Stock within 60 days of the date of the filing event. Catterton Coinvest I, L.L.C. beneficially owns 13,047 shares of Common Stock, which includes 347 shares of

Page 8 of 12 pages

Series B Preferred Stock that are convertible into shares of Common Stock within 60 days of the date of the filing event.

Catterton Managing Partner V, L.L.C. is the general partner of each of Catterton Partners V, L.P. and Catterton Partners V Offshore, L.P. CP5 Principals, L.L.C. is the managing member of Catterton Managing Partner V, L.L.C. Accordingly, Catterton Managing Partner V, L.L.C. and CP5 Principals, L.L.C. each may be deemed to be a beneficial owner of the shares of Common Stock and Series B Preferred Stock owned of record by each of Catterton Partners V, L.P. and Catterton Partners V Offshore, L.P. Catterton Partners V Management Company, L.L.C. is the manager of Catterton Coinvest I, L.L.C. Accordingly, Catterton Partners V Management Company, L.L.C. may be deemed to be a beneficial owner of the shares of Common Stock and Series B Preferred Stock owned of record by Catterton Coinvest I, L.L.C.

Craig S. Sakin, J. Michael Chu, and Scott A. Dahnke are members of the executive committee of each of CP5 Principals, L.L.C. and Catterton Partners V Management Company, L.L.C. and each individual may be deemed to share beneficial ownership of the shares shown as beneficially owned by such entity. Such individuals disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.	Identification and Classification of Members of the Group

     Not applicable.

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 12 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2005

CATTERTON PARTNERS V, L.P. By: Catterton Managing Partner V, L.L.C., General Partner By: CP5 Principals, L.L.C., Managing Member
By:	/s/ J. Michael Chu
	Name:	J. Michael Chu
	Title:	Authorized Person

CATTERTON PARTNERS V OFFSHORE, L.P. By: Catterton Managing Partner V, L.L.C., General Partner By: CP5 Principals, L.L.C., Managing Member
By:	/s/ J. Michael Chu
	Name:	J. Michael Chu
	Title:	Authorized Person

CATTERTON MANAGING PARTNER V, L.L.C. By: CP5 Principals, L.L.C., Managing Member
By:	/s/ J. Michael Chu
	Name:	J. Michael Chu
	Title:	Authorized Person

CP5 PRINCIPALS, L.L.C.
By:	/s/ J. Michael Chu
	Name:	J. Michael Chu
	Title:	Authorized Person

CATTERTON COINVEST I, L.L.C. By: Catterton Partners V Management Company, L.L.C., Manager
By:	/s/ J. Michael Chu
	Name:	J. Michael Chu
	Title:	Authorized Person

Page 10 of 12 pages

CATTERTON PARTNERS V MANAGEMENT COMPANY, L.L.C.
By:	/s/ J. Michael Chu
	Name:	J. Michael Chu
	Title:	Authorized Person

Page 11 of 12 pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

Page 12 of 12 pages